To:	SEC

Date:	March 12, 2015

Re:	First Nobilis Acquisition

Background:

In September 2014, Nobilis Health Corp. (“Nobilis”), formerly Northstar Healthcare, Inc., consummated a transaction with First Surgical Partners Holdings, Inc. (“First Surgical”). The essence of this transaction was to create a new entity in the Houston, Texas with hospital and surgical center components owned by First Surgical. First Surgical was interested in “spinning off” certain existing revenue generating assets and Nobilis desired those assets to expand its footprint in the Houston market.

Under the transaction, Nobilis and First Surgical formed First Nobilis, LLC, a Texas limited liability company (“First Nobilis”), to revamp and continue the operations of First Surgical’s hospital and surgical center. First Nobilis is owned 51% by Nobilis and 49% by First Surgical. To consummate this transaction each of the entities contributed the following which were fair valued by an independent appraisal:

•	Nobilis (total contribution of $7.5 million for a 51% ownership interest)

o	$7.5 million cash

•	First Surgical (net contribution of $6 million for a 49% ownership interest)

o	Accounts receivable $6.5 million
o	Medical supplies inventory $0.6 million
o	“First Street” trade name $1.2 million
o	Physician relationships $4 million
o	Accounts payable $(6) million
o	Unfavorable lease valuation $(0.3) million

These net assets contributed represent a component of First Surgical’s business. First Surgical has other operational assets and liabilities they maintained apart from First Nobilis.

First Nobilis formed two subsidiary Texas limited liability companies to be the new operating entities. Nobilis has also signed management agreements to manage the operations of the hospital and surgical center.

Agreement Terms and Conditions:

The following terms and conditions were defined within the “Agreement by and between First Surgical Partners Holdings, Inc. and Northstar Healthcare, Inc.” as of September 2, 2014.

•	Upon closing, First Nobilis was formed;
•	First Nobilis is to have a five member board, initially comprised of two Nobilis designees, two First Surgical designees an independent board member. If at any time the independent board member ceases to serve on the board, the vacancy created shall be filled by Nobilis.
•	Upon closing, First Surgical shall be issued 49% of the outstanding membership interest in First Nobilis and Nobilis shall be issued 51% of the outstanding membership interest in First Nobilis.
•	First Nobilis shall have one class of units
•	Nobilis shall contribute $7.5 million to First Nobilis
•	First Surgical shall contribute all medical supplies of the hospital and surgical center

•	First Surgical shall assign all receivables and payables related to the hospital and surgical center to First Nobilis
•	Nobilis and First Nobilis shall enter into a management services agreement whereby Nobilis will provide services which include, but are not limited to, recruiting, hiring, employment of staff, accounting services, legal services, marketing services, etc.

The following terms and conditions were defined within the “Company Agreement of First Nobilis, LLC”.

•	There shall be five managers, of which Nobilis is entitled to nominate three managers so long as Nobilis continues to hold any interest that is greater than 51% and First Surgical is entitled to nominate two managers so long as First Surgical continues to hold any interest that is greater than 49%.
•	Profit and losses for any fiscal year of the company or other period shall be allocated to the members in accordance with their respective percentage interests.

Taking into account the terms and conditions mentioned above, Nobilis reviewed the following accounting literature in order to determine the most appropriate accounting treatment for the transaction in question.

Discussion

The issues to be analyzed are as follows:

1.

Does this transaction qualify as a business combination in accordance with the Financial Accounting Standards Board (“FASB”) ASC 805, Business Combinations (“ASC 805”)? If this transaction does not qualify for accounting under ASC 805, should the entity be consolidated under ASC 810, Consolidations (“ASC 810”)?

2.	If this transaction qualifies as a business combination in accordance with ASC 805, what is the proper accounting treatment?

Issue #1: Does this transaction qualify as a business combination in accordance with ASC 805? If not, should this entity be consolidated under ASC 810?

The scope of ASC 805 is defined in ASC 805-15-1 through 4 as applying to all entities with the exception of the following related to for-profit entities:

a.	The formation of a joint venture;
b.	The acquisition of an asset or group of assets that does not constitute a business; or
c.	The combination between entities or businesses under common control.

Formation of a Joint Venture

U.S. GAAP provides limited guidance on what constitutes a joint venture. Joint ventures are typically recorded under the equity method of accounting in accordance with ASC 323-30-15, Partnerships, Joint Ventures, and Limited Liability Entities (“ASC 323”). The FASB Codification’s Master Glossary defines a joint venture as a corporation owned by a small group of entities (the joint venturers) as a separate and specific business or project for the mutual benefit of the members of the group. The purpose of the joint venture is to share risks and rewards in developing a new market, product, or technology; to combine complementary technological knowledge; or to pool resources in developing production or other facilities. A corporate joint venture also usually provides an arrangement under which each joint venture may participate, directly or indirectly, in the overall management of the joint venture. Joint venturers thus have an interest or relationship other than as passive investors. An entity that is a subsidiary of one of the joint venturers is not a corporate joint venture. Following is an examination of the various attributes of a joint venture:

a.	The entity or project is for the mutual benefit of the joint venturers with the purpose to share risks and rewards in a shared goal.

Mutual benefit and shared risks implies that the parties will have equal risks and rewards from the formation and management of the entity and that neither party has control or is passive. Per review of the terms of the agreements documented above, it is determined that Nobilis has control of First Nobilis through the following rights and agreements:

•	Majority voting interest of 51%;
•	Rights to nominate the majority of the seats on the board of manager (three out of five seats); and
•	Executed management services agreement between First Nobilis and Nobilis that assigns the right to perform the day-to-day operations and decisions to Nobilis.

Overall, Nobilis controls the operations of First Nobilis, including the management and day-to-day decisions and in return receives a majority of the returns as distributions are allocated based upon ownership percentages. The only participating rights of First Surgical are the two out of five board seats held. Overall, without shared risks and rewards, this transaction does not appear to be structured as a joint venture. Thus, this scope exception does not apply.

b.

The arrangement allows each party to participate directly or indirectly with the overall management of the joint venture.
Nobilis carries more participating rights through their majority voting interest, majority board seats held, and the executed management services agreement. As noted above, the only participation rights held by First Surgical are the two out of five board positions. First Surgical does not participate directly or indirectly otherwise in the management of First Nobilis.

c.

A subsidiary of one of the parties to the joint venture is not a joint venture.
Nobilis consolidates First Nobilis in accordance with ASC 810 as it holds the majority voting interest and has control (defined under ASC 810), rather than significant influence (defined under ASC 323). See #1.a. above for the control attributes satisfied.

Acquisition of an Asset Group that Does Not Constitute a Business

ASC 805-25-1 states that an entity shall determine whether a transaction or other event is a business combination which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. If the transaction is a business combination, the acquisition method of accounting is applied.

The definition of a business must be examined to determine if the assets contributed by either party in the formation of First Nobilis constitutes a business. ASC 805 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Furthermore, ASC 805-10-55-4 expands on each of the components of a business. Following is an analysis of the attributes of a business and the assets and liabilities contributed by Nobilis and First Nobilis in relation to the guidance:

a.

Inputs are any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets, including intangible assets or rights to use long-lived assets, intellectual property, and the ability to obtain access to necessary materials or rights, and employees.

Nobilis contributed cash to provide working capital resources. This alone does not constitute an input as defined by ASC 805.

First Surgical contributed accounts receivable, medical supplies inventory, intangible assets (trade name and physician relationships), and accounts payable. First Nobilis assumed the lease agreement for the building and furthermore leased medical equipment from First Surgical upon the acquisition date, and this lease agreement was fair valued to be unfavorable and included in the valuation of the business as an assumed liability. The accounts receivable of the hospital and surgical center were contributed to the extent that they could be used to pay off the accounts payable balances outstanding of the hospital and surgical center. In combination, the assets contributed by First Surgical have the ability to create outputs when the processes described below are applied. Therefore, the net assets contributed by First Surgical qualify as inputs in accordance with ASC 805.

b.

Process is any system, standard, protocol, convention, or rules that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

First Surgical Hospital and Surgical Center operated under regulatory and operational policies and procedures with a full staff of nurses and contracted physicians as well as administrative staff. Upon the formation of First Nobilis, most of the operational and administrative staff for the hospital and surgical center components became employees of First Nobilis as well as the physician relationships and continued operating these facilities as they had before but now under the direction of the Nobilis management. Thus, there was minimal interruption in operations upon the formation of First Nobilis and revenues continued to generate. The combination of the assets contributed qualifies as processes as defined by ASC 805.

c.

Output is the result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to the investors or other owners, members, or participants.

As noted above, there was minimal interruption in operations and the facilities generated revenues since the inception of First Nobilis. From the date of acquisition (September 2, 2014) through December 31, 2014, the Surgical Center and the Hospital generated revenues of $1.1 million and $10.8 million, respectively. At a high level, the group of asset contributed by First Surgical could be considered a spin off transaction. This particular combination of assets contributed by First Surgical has no historical data (i.e. balance sheet, income statement, statement of equity, etc.). These are assets that produced outputs and outputs that gave rise to revenue, but do not have standalone financial statements that track historical data as a legal entity typically does. The inputs and processes contributed to First Nobilis resulted in outputs as defined by ASC 805.

The net asset group contributed qualifies as a business as defined by ASC 805. Thus, this scope exception is not applicable to this transaction and ASC 805 applies.

Previously, management’s response has been that a business was not acquired. Management was responding as such since a legal entity in its entirety was not acquired. However, management is aware that they were acquiring assets that produced outputs (i.e. generating revenues). Management has reviewed guidance in this section for ASC 805 as to what constitutes a business combination. Management has been aware that a business combination was occurring as per the guidance throughout its responses.

Combination between Entities under Common Control

Nobilis and First Surgical have no common owners between the entities; thus, this transaction does not represent entities under common control. This scope exception is not applicable to the transaction.

Issue #2: What is the proper accounting under ASC 805?

Business combinations are accounted for under the acquisition method of accounting. ASC 805-10-25-1 states that the application of the acquisition method of accounting requires the following steps:

1.	Identify the acquirer;
2.	Determine the acquisition date;
3.	Recognize and measure the identifiable assets acquired and liabilities assumed, including any noncontrolling interests; and
4.	Recognize and measure goodwill or a gain from a bargain purchase.

Step- 1: Identify the Acquirer

ASC 805-10-25-4 states that for each business combination, one of the combining entities shall be identified as the acquirer. Under U.S. GAAP, the general rule is that the party that directly or indirectly holds greater than 50% of the voting shares has control. Furthermore, it is not uncommon for a company to use a newly formed entity (“Newco”) in a business combination for business, tax, or legal purposes. Newco may be determined to be the acquirer if the new entity is considered substantive. Under ASC 805-10-55-15, a new entity that is formed to issue equity interests to effect a business combination generally will not be substantive and should normally be “looked through” to determine the acquirer. For example, if Newco is formed by unrelated investors for the purpose of acquiring the business, and Newco issues equity for cash then uses the cash to acquire 100% of the equity in a company, then Newco is considered substantive. However, if Newco is formed by Company A to create a combination of Company A and Company B by issuing 100% of the equity to the owners in exchange for their equity interests then Newco is not substantive.

In this transaction, First Nobilis was created by Nobilis to acquire certain net assets of First Surgical. As such, First Nobilis is not considered substantive and should be looked through to the combining entities, Nobilis and First Surgical to determine the acquirer. As Nobilis owns greater than 50% of First Nobilis, Nobilis is deemed the acquirer.

Step 2: Determine the Acquisition Date

The acquisition date is defined in ASC 805-10-25-6 as the date the acquirer obtains control of the acquired assets. The date on which the acquirer obtains control is typically the closing date. However, the acquirer might obtain control on a date that is earlier than the closing date. The acquisition closed on September 29, 2014. However, the acquisition was effective in substance on September 2, 2014 as per the executed agreements as this is the date on which Nobilis obtained control of First Nobilis.

Step 3: Recognize the Assets Acquired and Liabilities Assumed

The assets acquired and liabilities assumed as documented above were appraised by an independent valuation firm and recorded at fair value in accordance with ASC 805.

Step 4: Recognize Goodwill or Gain from Bargain Purchase

ASC 805-30-30-1 states that an acquirer shall recognize goodwill as of the acquisition date, measured as the excess of (a) over (b):

a.	The aggregate of the following:

i.	The consideration transferred measured in accordance with acquisition-date fair value and
ii.	The fair value of any noncontrolling interest in the acquiree;

b.	The net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Nobilis determined the fair value of First Nobilis compared to the fair value of the net asset acquired and recorded the goodwill in accordance with ASC 805-30-30-1. First Nobilis has been fully consolidated, with the noncontrolling interest properly recognized.

Conclusion

The acquisition of First Nobilis qualifies as a business combination in accordance with ASC 805. An independent valuation was performed to verify the fair value of the entity, and the equity interest of both Nobilis and First Surgical has been properly recorded at fair value and is representative of each entity’s ownership percentage. Furthermore, there are no participating rights that would prevent Nobilis from consolidating First Nobilis. Nobilis has a properly consolidated First Nobilis in accordance with ASC 805.